Condensed Interim Consolidated Financial Statements
For the Three Months Ended March 31, 2016 and March 31, 2015

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE EARNINGS/(LOSS)
(Stated in thousands of U.S. dollars except shares and per share data)
(unaudited)

	Notes	Three Months Ended March 31,
		2016	2015

Revenue	15	$61,067	$76,519
Cost of sales excluding depreciation and amortization	16	41,058	72,203
Depreciation and amortization		5,796	11,585
Mine operating margin/(loss)		14,213	(7,269)

Other expenses/(income)
Exploration expense		442	312
General and administrative		7,222	3,632
Finance expense, net	17	2,106	2,670
Other income		(78)	(2,506)
Loss on fair value of financial instruments, net	4	2,207	3,736
Net earnings/(loss) and comprehensive earning/(loss)		$2,314	$(15,113)
Net earnings/(loss) attributable to non-controlling interest		263	(1,986)
Net earnings/(loss) attributable to Golden Star shareholders		$2,051	$(13,127)

Net earnings/(loss) per share attributable to Golden Star shareholders
Basic and diluted	14	$0.01	$(0.05)
Weighted average shares outstanding-basic (millions)		259.9	259.5
Weighted average shares outstanding-diluted (millions)		264.9	259.5
The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(Stated in thousands of U.S. dollars)
(unaudited)

		As of	As of
	Notes	March 31, 2016	December 31, 2015

ASSETS
CURRENT ASSETS
Cash and cash equivalents		$14,561	$35,108
Accounts receivable		4,466	5,114
Inventories	5	39,867	36,694
Prepaids and other		6,835	5,754
Total Current Assets		65,729	82,670
RESTRICTED CASH		6,463	6,463
MINING INTERESTS	6	160,441	149,849
Total Assets		$232,633	$238,982

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	7	$102,509	$110,811
Derivative liabilities	8	2,792	407
Current portion of rehabilitation provisions	9	3,868	3,660
Current portion of long term debt	11	23,824	22,035
Current portion of deferred revenue	10	12,993	11,507
Total Current Liabilities		145,986	148,420
LONG TERM DEBT	11	90,894	91,899
DEFERRED REVENUE	10	49,611	53,872
REHABILITATION PROVISIONS	9	74,627	76,025
Total Liabilities		361,118	370,216

SHAREHOLDERS' EQUITY
SHARE CAPITAL
First preferred shares, without par value, unlimited shares authorized. No shares issued and outstanding		—	—
Common shares, without par value, unlimited shares authorized		695,555	695,555
CONTRIBUTED SURPLUS		33,047	32,612
DEFICIT		(791,253)	(793,304)
Total Golden Star Deficit		(62,651)	(65,137)
NON-CONTROLLING INTEREST		(65,834)	(66,097)
Total Deficit		(128,485)	(131,234)
Total Liabilities and Shareholders' Equity		$232,633	$238,982
The accompanying notes are an integral part of the condensed interim consolidated financial statements.

Signed on behalf of the Board,

"Timothy C. Baker"                            "William L. Yeates"
Timothy C. Baker, Director                        William L. Yeates, Director

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in thousands of U.S. dollars)
(unaudited)

		Three Months Ended March 31,
	Notes	2016	2015

OPERATING ACTIVITIES:
Net earnings/(loss)		$2,314	$(15,113)
Reconciliation of net earnings/(loss) to net cash provided by operating activities:
Depreciation and amortization		5,801	11,594
Net realizable value adjustment on inventory		—	803
Share-based compensation	13	4,344	529
Loss on fair value of warrants	4	1,131	—
Gain on deferral of other long term liabilities		—	(2,432)
Recognition of deferred revenue	10	(2,775)	—
Unrealized loss on non-hedge derivative contracts		1,254	—
Reclamation expenditures	9	(1,532)	(1,066)
Other	20	230	4,264
Changes in working capital	20	(9,839)	6,259
Net cash provided by operating activities		928	4,838
INVESTING ACTIVITIES:
Additions to mining properties		(264)	(19)
Additions to construction in progress		(15,650)	(12,763)
Change in accounts payable and deposits on mine equipment and material		(6,290)	(2,878)
Net cash used in investing activities		(22,204)	(15,660)
FINANCING ACTIVITIES:
Principal payments on debt		(2,271)	(4,348)
Proceeds from debt agreements		3,000	—
Net cash provided by/(used in) financing activities		729	(4,348)
Decrease in cash and cash equivalents		(20,547)	(15,170)
Cash and cash equivalents, beginning of period		35,108	39,352
Cash and cash equivalents, end of period		$14,561	$24,182
See Note 20 for supplemental cash flow information.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(Stated in thousands of U.S. dollars except share data)
(unaudited)

	Number of Common Shares	Share Capital	Contributed Surplus	Deficit	Non-Controlling Interest	Total Shareholders' Equity

Balance at December 31, 2014	259,490,083	$695,266	$31,532	$(725,623)	$(55,368)	$(54,193)
Options granted net of forfeitures	—	—	265	—	—	265
DSU's granted	—	—	178	—	—	178
Net loss	—	—	—	(13,127)	(1,986)	(15,113)
Balance at March 31, 2015	259,490,083	$695,266	$31,975	$(738,750)	$(57,354)	$(68,863)

Balance at December 31, 2015	259,897,095	$695,555	$32,612	$(793,304)	$(66,097)	$(131,234)
Options granted net of forfeitures	—	—	306	—	—	306
DSU's granted	—	—	129	—	—	129
Net earnings	—	—	—	2,051	263	2,314
Balance at March 31, 2016	259,897,095	$695,555	$33,047	$(791,253)	$(65,834)	$(128,485)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GOLDEN STAR RESOURCES LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2016 and 2015
(All currency amounts in tables are in thousands of U.S. dollars unless noted otherwise)
(unaudited)
1. NATURE OF OPERATIONS
Golden Star Resources Ltd. ("Golden Star" or "the Company" or "we" or "our") is a Canadian federally-incorporated, international gold mining and exploration company headquartered in Toronto, Canada. The Company's shares are listed on the Toronto Stock Exchange (the "TSX") under the symbol GSC, the NYSE MKT under the symbol GSS and the Ghana Stock Exchange under the symbol GSR. The Company's registered office is located at 150 King Street West, Sun Life Financial Tower, Suite 1200, Toronto, Ontario, M5H 1J9, Canada.
Through a 90% owned subsidiary, Golden Star (Wassa) Limited, we own and operate the Wassa open-pit gold mine, the Wassa underground development project and a carbon-in-leach ("CIL") processing plant (collectively, “Wassa”), located northeast of the town of Tarkwa, Ghana. Through our 90% owned subsidiary Golden Star (Bogoso/Prestea) Limited, the Company owns and operates the Bogoso gold mining and processing operations (“Bogoso”) and the Prestea mining operations located near the town of Prestea, Ghana. We hold interests in several gold exploration projects in Ghana and other parts of West Africa, and in South America we hold and manage exploration properties in Brazil.
2. BASIS OF PRESENTATION
Statement of compliance
These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) including International Accounting Standards ("IAS") 34 Interim financial reporting. These condensed interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the year ended December 31, 2015, which have been prepared in accordance with IFRS as issued by the IASB. The accounting policies and methods of application adopted are consistent with those disclosed in Note 3 of the Company’s consolidated financial statements for the year ended December 31, 2015, except for the changes in accounting policies as described below.
These condensed interim consolidated financial statements were approved by the Board of Directors of the Company on May 4, 2016.
Basis of presentation
These condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries, whether owned directly or indirectly. The financial statements of the subsidiaries are prepared for the same period as the Company using consistent accounting policies for all periods presented. All inter-company balances and transactions have been eliminated. Subsidiaries are entities controlled by the Company. Non-controlling interests in the net assets of consolidated subsidiaries are a separate component of the Company's equity.
These condensed interim consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and discharge of all liabilities in the normal course of business.
The condensed interim consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments and the Company's 5% Convertible Debentures which are measured at fair value through profit or loss.
3. CHANGES IN ACCOUNTING POLICIES
The Company has adopted the following new and revised standards, effective January 1, 2016. These changes were made in accordance with the applicable transitional provisions.
IAS 1 Presentation of financial statements was amended to clarify guidance on materiality and aggregation, the presentation of subtotals, the structure of financial statements and the disclosure of accounting policies. The adoption of this amendment did not result in any impact to the Company's financial statements.
IFRS 7 Financial instruments: Disclosures amended to (i) add guidance on whether an arrangement to service a financial asset which has been transferred constitutes continuing involvement, and (ii) clarify that the additional disclosure required by the amendments to IFRS 7, Disclosure - Offsetting financial assets and financial liabilities, is not specifically required for interim periods, unless required by IAS 34. The adoption of this improvement did not result in any impact to the Company's financial statements.
IAS 34 Interim financial reporting amended to (i) clarify what is meant by “information disclosed elsewhere in the interim financial report” and (ii) require a cross reference to the location of that information. The adoption of this amendment did not result in any impact to the Company's financial statements.
Standards, interpretations and amendments not yet effective
IAS 7 Statement of cash flows - Disclosures related to financing activities was amended to require disclosures about changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes. This amendment is effective for years beginning on/after January 1, 2017. The Company is still assessing the impact of this standard.
IAS 12 Income taxes - Deferred tax was amended to clarify (i) the requirements for recognizing deferred tax assets on unrealized losses; (ii) deferred tax where an asset is measured at a fair value below the asset's tax base, and (iii) certain other aspects of accounting for deferred tax assets. This amendment is effective for years beginning on/after January 1, 2017. The Company is still assessing the impact of this standard.
IFRS 15 Revenue from Contracts with Customers was amended to clarify how to (i) identify a performance obligation in a contract; (ii) determine whether a company is a principal or an agent; and (iii) determine whether the revenue from granting a license should be recognized at a point in time or over time. In additional to the clarifications, the amendments include two additional reliefs to reduce cost and complexity for a company when it first applies the new standard. The amendments have the same effective date as the standard, which is January 1, 2018. The Company is still assessing the impact of this standard.
IFRS 16 Leases specifies how an IFRS reporter will recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Lessors continue to classify leases as operating or finance, with IFRS 16's approach to lessor accounting substantially unchanged from its predecessor, IAS 17. IFRS 16 was issued in January 2016 and applies to annual reporting periods beginning on or after January 1, 2019. The Company is still assessing the impact of this standard.
4. FINANCIAL INSTRUMENTS
The following tables illustrate the classification of the Company's recurring fair value measurements for financial instruments within the fair value hierarchy and their carrying values and fair values as at March 31, 2016 and December 31, 2015:

		March 31, 2016		December 31, 2015
	Level	Carrying value	Fair value	Carrying value	Fair value
Financial Liabilities
Fair value through profit or loss
5% Convertible Debentures	3	$45,895	$45,895	$46,406	$46,406
Warrants	2	1,538	1,538	407	407
Non-hedge derivative contracts	2	1,254	1,254	—	—
There were no non-recurring fair value measurements of financial instruments as at March 31, 2016.
The three levels of the fair value hierarchy are:
Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
Level 3 - Inputs that are not based on observable market data.
The Company's policy is to recognize transfers into and transfers out of the fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer. During the three months ended March 31, 2016, the non-hedge derivative contracts entered into by the Company were added as Level 2 fair valued financial instruments within the fair value measurement hierarchy. During the three months ended March 31, 2016, there were no transfers into or out of Level 1 or Level 3 fair value measurements.

The valuation techniques that are used to measure fair value are as follows:
5% Convertible Debentures
The debt component of the 5% Convertible Debentures is valued based on discounted cash flows and the conversion feature is valued based on a Black-Scholes model. The risk free interest rate used in the fair value computation is the interest rate on US treasury bills with maturity similar to the remaining life of the 5% Convertible Debentures. The discount rate used is determined by adding our risk premium to the risk free interest rate. A market-based volatility rate has been applied to the fair value computation. Inputs used to determine the fair value on March 31, 2016 and December 31, 2015 were as follows:

	March 31, 2016	December 31, 2015
5% Convertible Debentures
Risk-free interest rate	0.6%	1.1%
Risk premium	50.0%	41.0%
Expected volatility	40.0%	40.0%
Remaining life (years)	1.2	1.4
The following table presents the changes in the Level 3 financial instruments for the three months ended March 31, 2016:

Fair value
Balance, December 31, 2015	$46,406
Gain in the period included in earnings	(511)
Balance, March 31, 2016	$45,895
If the risk premium increases by 5%, the fair value of the 5% Convertible Debentures would decrease and the related gain in the consolidated statement of operations would increase by $2.6 million for the three months ended March 31, 2016. In general, an increase in risk premium would increase the gain on fair value of the 5% Convertible Debentures.
Warrants
The warrants have a $0.27 exercise price and expire on July 28, 2019, being the fourth year anniversary of the date of issuance. These instruments are fair valued based on a Black-Scholes model with the following inputs on March 31, 2016 and December 31, 2015:

	March 31, 2016	December 31, 2015
Warrants
Risk-free interest rate	1.1%	1.2%
Expected volatility	88.2%	83.2%
Remaining life (years)	3.3	3.6
The following table presents the fair value changes in warrants for the three months ended March 31, 2016:

Fair value
Balance, December 31, 2015	$407
Loss in the period included in earnings	1,131
Balance, March 31, 2016	$1,538

Non-hedge derivative contracts
During the three months ended March 31, 2016, the Company entered into the following gold forward and collar contracts with maturities of the contracts ranging from March to December 2016:

•	Forward contracts for 9,000 ounces of gold at $1,188 per ounce; and

•	Collar contracts, consist of puts and calls, on 30,000 ounces of gold at prices of no less than $1,125 per ounce and up to $1,255 per ounce
The non-hedge accounted forward and collar contracts are considered fair value through profit or loss financial instruments with fair value determined using pricing models that utilize a variety of inputs that are a combination of quoted prices, applicable yield curves and credit spreads.
During the three months ended March 31, 2016, the Company recognized losses of $0.3 million on settled derivative contracts. At March 31, 2016, the revaluation loss included in earnings on the derivative contracts was $1.3 million.
5. INVENTORIES
Inventories include the following components:

	As of	As of
	March 31, 2016	December 31, 2015
Stockpiled ore	$22,314	$20,338
In-process ore	4,379	3,843
Materials and supplies	12,198	12,024
Finished goods	976	489
Total	$39,867	$36,694
The cost of inventories expensed for the three months ended March 31, 2016 and 2015 was $37.9 million and $68.4 million, respectively.
No materials and supplies inventories were written off in the three months ended March 31, 2016 (three months ended March 31, 2015 - $0.1 million). There was no net realizable value adjustment on stockpiled and in-process ore in the three months ended March 31, 2016 (three months ended March 31, 2015 - $1.5 million).

6. MINING INTERESTS
The following table shows the breakdown of the cost, accumulated depreciation and net book value of plant and equipment, and mining properties:

	Plant and equipment	Mining properties	Construction in progress	Total
Cost
As of December 31, 2015	$452,645	$729,746	$71,902	$1,254,293
Additions	—	264	14,696	14,960
Transfers	419	694	(1,113)	—
Capitalized interest	—	—	954	954
Disposals and other	(538)	—	—	(538)
As of March 31, 2016	$452,526	$730,704	$86,439	$1,269,669

Accumulated depreciation
As of December 31, 2015	$423,665	$680,779	$—	$1,104,444
Depreciation and amortization	2,334	2,988	—	5,322
Disposals and other	(538)	—	—	(538)
As of March 31, 2016	$425,461	$683,767	$—	$1,109,228

Carrying amount
As of December 31, 2015	$28,980	$48,967	$71,902	$149,849
As of March 31, 2016	$27,065	$46,937	$86,439	$160,441
As at March 31, 2016, equipment under finance leases had net carrying amounts of $1.8 million. The total minimum lease payments are disclosed in Note 11 - Debt.
No depreciation is charged to construction in progress assets.
7. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
Accounts payable and accrued liabilities include the following components:

	As of	As of
	March 31, 2016	December 31, 2015
Trade and other payables	$63,898	$71,081
Accrued liabilities	33,533	31,496
Payroll related liabilities	5,078	6,376
Accrued severance	—	1,858
Total	$102,509	$110,811
Subsequent to the quarter ended March 31, 2016, the Company entered into an agreement with a significant current account creditor to settle $36.5 million of current liabilities. Under this agreement, the Company has agreed to pay $12 million by June 30, 2016 and defer the remaining $24.5 million until January 2018 (See Note 21 - Subsequent Events).

8. DERIVATIVE LIABILITIES
Derivative liabilities include the following components:

	As of	As of
	March 31, 2016	December 31, 2015
Warrants at fair value (see Note 4)	$1,538	$407
Non-hedge derivative contracts at fair value (see Note 4)	1,254	—
Total	$2,792	$407
9. REHABILITATION PROVISIONS
At March 31, 2016, the total undiscounted amount of the estimated future cash needs was estimated to be $85.2 million. A discount rate assumption of 2% and an inflation rate assumption of 2% were used to value the rehabilitation provisions. The changes in the carrying amount of the rehabilitation provisions are as follows:

	Three Months Ended March 31, 2016	Year Ended December 31, 2015
Beginning balance	$79,685	$85,816
Accretion of rehabilitation provisions	342	1,761
Changes in estimates	—	(4,945)
Cost of reclamation work performed	(1,532)	(2,947)
Balance at the end of the period	$78,495	$79,685

Current portion	$3,868	$3,660
Long term portion	74,627	76,025
Total	$78,495	$79,685
10. DEFERRED REVENUE
During the quarter ended March 31, 2016, the Company sold 4,350 ounces of gold to RGLD Gold AG ("RGLD") pursuant to the streaming agreement with RGLD. Revenue recognized on the ounces sold to RGLD during the three months ended March 31, 2016 consisted of $1.0 million of cash payment proceeds and $2.8 million of deferred revenue recognized in the period (see Note 15).

	Three Months Ended March 31, 2016	Year Ended December 31, 2015
Beginning balance	$65,379	$—
Deposits received	—	75,000
Deferred revenue recognized	(2,775)	(9,621)
Balance at the end of the period	$62,604	$65,379

Current portion	$12,993	$11,507
Long term portion	49,611	53,872
Total	$62,604	$65,379

11. DEBT
The following table displays the components of our current and long term debt instruments:

	As of	As of
	March 31, 2016	December 31, 2015
Current debt:
Equipment financing credit facility	$2,593	$2,761
Finance leases	1,032	1,016
Ecobank Loan II	5,595	4,889
Current portion of other long term liabilities	14,604	13,369
Total current debt	$23,824	$22,035
Long term debt:
Equipment financing credit facility	$1,052	$1,625
Finance leases	1,695	2,019
Ecobank Loan II	17,651	16,548
5% Convertible Debentures at fair value (see Note 4)	45,895	46,406
Royal Gold loan	18,255	18,175
Other long term liabilities	6,346	7,126
Total long term debt	$90,894	$91,899
Subsequent to the quarter ended March 31, 2016, the Company repurchased $3.6 million principal amount of its 5% Convertible Debentures (See Note 21 - Subsequent Events).

Schedule of payments on outstanding debt as of March 31, 2016:

	Nine months ending December 31, 2016	2017	2018	2019	2020	Maturity
Equipment financing loans
Principal	$2,020	$931	$694	$—	$—	2016 to 2018
Interest	121	34	4	—	—

Finance leases
Principal	708	1,088	931	—	—	2018
Interest	122	100	24	—	—

Ecobank Loan II
Principal	4,196	5,595	5,595	5,595	2,797	2020
Interest	1,937	2,007	1,365	722	121

5% Convertible Debentures [1]
Principal	—	77,490	—	—	—	June 1, 2017
Interest	3,874	1,937	—	—	—

Royal Gold loan
Principal	—	—	—	20,000	—	2019
Interest [2]	1,125	1,500	1,500	875	—

Other long term liabilities	10,295	11,190	568	—	—

Total principal	$17,219	$96,294	$7,788	$25,595	$2,797
Total interest	7,179	5,578	2,893	1,597	121
	$24,398	$101,872	$10,681	$27,192	$2,918
1 The amounts of principal and interest outstanding are based on outstanding principal amount of $77.5 million as at March 31, 2016. Subsequent to the quarter ended March 31, 2016, the Company repurchased $3.6 million principal amount of its 5% Convertible Debentures (See Note 21 - Subsequent Events). The amounts of total principal and interest to be paid in subsequent periods are $73.9 million and $5.5 million respectively, subsequent to the repurchase.
2 Interest payments on the Royal Gold loan are based on the average daily London Bullion Market Association ("LBMA") gold price multiplied by 62.5% divided by 10,000 to a maximum interest rate of 11.5% per annum. The estimated interest payments for 2016 and 2017 are calculated based on $1,200 per ounce LBMA gold price.
12. COMMITMENTS AND CONTINGENCIES
The Company has capital commitments of $6.0 million, all of which are expected to be incurred within the next nine months.
13. SHARE-BASED COMPENSATION
Non-cash employee compensation expenses recognized in general and administrative expense in the statements of operations and comprehensive loss are as follows:

	Three Months Ended March 31,
	2016	2015
Share-based compensation	$4,344	$529

Share options
The fair value of option grants is estimated at the grant dates using the Black-Scholes option-pricing model. Fair values of options granted during the three months ended March 31, 2016 and 2015 were based on the weighted average assumptions noted in the following table:

	Three Months Ended March 31,
	2016	2015
Expected volatility	71.22%	68.94%
Risk-free interest rate	1.38%	1.31%
Expected lives	5.19 years	5.60 years
Dividend yield	0%	0%
The weighted average fair value per option granted during the three months ended March 31, 2016 was $0.33 (three months ended March 31, 2015 - $0.23). As at March 31, 2016, there was $0.6 million of share-based compensation expense (March 31, 2015 - $0.7 million) relating to the Company's share options to be recorded in future periods. For the three months ended March 31, 2016, the Company recognized an expense of $0.3 million (three months ended March 31, 2015 - $0.3 million).
A summary of option activity under the Company's Stock Option Plan during the three months ended March 31, 2016 are as follows:

	Options (‘000)	Weighted– Average Exercise price	Weighted– Average Remaining Contractual Term (Years)
Outstanding as of December 31, 2015	13,911	1.48	5.9
Granted	2,710	0.41	9.9
Forfeited	(410)	0.99	5.9
Expired	(47)	3.94	—
Outstanding as of March 31, 2016	16,164	1.33	6.4

Exercisable as of December 31, 2015	10,050	1.84	4.8
Exercisable as of March 31, 2016	12,023	1.60	5.4
Share Bonus Plan
There were no bonus shares issued during the three months ended March 31, 2016.
Deferred share units ("DSUs")
For the three months ended March 31, 2016, the DSUs that were granted vested immediately and a compensation expense of $0.1 million was recognized for these grants (three months ended March 31, 2015 - $0.2 million). As of March 31, 2016, there was no unrecognized compensation expense related to DSUs granted under the Company's DSU Plan.
A summary of DSU activity during the three months ended March 31, 2016 and 2015:

	Three Months Ended March 31,
	2016	2015
Number of DSUs, beginning of period ('000)	4,496	1,962
Grants	756	711
Number of DSUs, end of period ('000)	5,252	2,673
Share appreciation rights ("SARs")
As of March 31, 2016, there was approximately $0.4 million of total unrecognized compensation cost related to unvested SARs (March 31, 2015 - $0.4 million). For the three months ended March 31, 2016, the Company recognized an expense of $0.2 million related to these cash settled awards (three months ended March 31, 2015 - $0.1 million).

A summary of the SARs activity during the three months ended March 31, 2016 and 2015:

	Three Months Ended March 31,
	2016	2015
Number of SARs, beginning of period ('000)	2,934	3,220
Grants	1,310	600
Forfeited	(45)	(429)
Number of SARs, end of period ('000)	4,199	3,391
Performance share units ("PSUs")
For the three months ended March 31, 2016, the Company recognized an expense of $3.7 million (three months ended March 31, 2015 - nil).
A summary of the PSU activity during the three months ended March 31, 2016 and 2015:

	Three Months Ended March 31,
	2016	2015
Number of PSUs, beginning of period ('000)	9,618	2,346
Grants	6,058	7,931
Forfeited	—	(366)
Number of PSUs, end of period ('000)	15,676	9,911
14. EARNINGS/LOSS PER COMMON SHARE
The following table provides reconciliation between basic and diluted earnings/loss per common share:

	Three Months Ended March 31,
	2016	2015
Net earnings/(loss) attributable to Golden Star shareholders	$2,051	$(13,127)

Weighted average number of basic shares (millions)	259.9	259.5
Dilutive securities:
Options	0.5	—
Deferred stock units	4.5	—
Weighted average number of diluted shares (millions)	264.9	259.5

Earnings/(loss) per share attributable to Golden Star shareholders:
Basic and diluted	$0.01	$(0.05)
15. REVENUE
Revenue includes the following components:

	Three Months Ended March 31,
	2016	2015
Revenue - Stream arrangement
Cash payment proceeds	$1,014	$—
Deferred revenue recognized	2,775	—
	3,789	—
Revenue - Spot sales	57,278	76,519
Total revenue	$61,067	$76,519

16. COST OF SALES EXCLUDING DEPRECIATION AND AMORTIZATION
Cost of sales excluding depreciation and amortization include the following components:

	Three Months Ended March 31,
	2016	2015
Mine operating expenses	$41,447	$68,762
Severance charges	(71)	484
Operating costs to metal inventory	(3,478)	(1,674)
Inventory net realizable value adjustment	—	803
Royalties	3,160	3,828
	$41,058	$72,203
17. FINANCE EXPENSE, NET
Finance income and expense includes the following components:

	Three Months Ended March 31,
	2016	2015
Interest income	$(5)	$(9)
Interest expense, net of capitalized interest (see Note 6)	2,007	1,768
Net foreign exchange (gain)/loss	(238)	471
Accretion of rehabilitation provision	342	440
	$2,106	$2,670
18. RELATED PARTY TRANSACTIONS
There were no material related party transactions for the three months ended March 31, 2016 and 2015 other than the items disclosed below.
Key management personnel
Key management personnel is defined as members of the Board of Directors and certain senior officers. Compensation of key management personnel are as follows, such compensation made on terms equivalent to those prevailing in an arm's length transaction:

	Three Months Ended March 31,
	2016	2015
Salaries, wages, and other benefits	$571	$760
Bonuses	246	328
Share-based compensation	2,991	298
	$3,808	$1,386

19. OPERATIONS BY SEGMENT AND GEOGRAPHIC AREA
The Company has reportable segments as identified by the individual mining operations. Segments are operations reviewed by the executive management. Each segment is identified based on quantitative and qualitative factors.

Three Months Ended March 31,	Wassa	Bogoso/Prestea	Other	Corporate	Total
2016
Revenue	$35,949	$25,118	$—	$—	$61,067
Mine operating expenses	24,035	17,412	—	—	41,447
Severance charges	113	(184)	—	—	(71)
Operating costs to metal inventory	(2,235)	(1,243)	—	—	(3,478)
Royalties	1,864	1,296	—	—	3,160
Cost of sales excluding depreciation and amortization	23,777	17,281	—	—	41,058
Depreciation and amortization	4,279	1,517	—	—	5,796
Mine operating margin	7,893	6,320	—	—	14,213
Net earnings/(loss) attributable to non-controlling interest	653	(390)	—	—	263
Net earnings/(loss) attributable to Golden Star	$6,591	$6,044	$(2,079)	$(8,505)	$2,051

Capital expenditures	$8,538	$7,376	$—	$—	$15,914

2015
Revenue	$28,112	$48,407	$—	$—	$76,519
Mine operating expenses	24,819	43,943	—	—	68,762
Severance charges	481	3	—	—	484
Operating costs from/(to) metal inventory	1,144	(2,818)	—	—	(1,674)
Inventory net realizable value adjustment	803	—	—	—	803
Royalties	1,406	2,422	—	—	3,828
Cost of sales excluding depreciation and amortization	28,653	43,550	—	—	72,203
Depreciation and amortization	3,900	7,685	—	—	11,585
Mine operating loss	(4,441)	(2,828)	—	—	(7,269)
Net loss attributable to non-controlling interest	(1,030)	(956)	—	—	(1,986)
Net (loss)/earnings attributable to Golden Star	$(6,948)	$1,664	$(223)	$(7,620)	$(13,127)

Capital expenditures	$10,426	$2,356	$—	$—	$12,782

	Wassa	Bogoso/Prestea	Other	Corporate	Total
March 31, 2016
Total assets	$153,206	$75,604	$3,141	$682	$232,633

December 31, 2015
Total assets	$149,019	$68,454	$21,606	$(97)	$238,982
Currently our gold production is shipped to a South African gold refinery. Except for the sales to RGLD as part of the streaming arrangement, the refinery arranges for sale of the gold on the day it is shipped from the mine sites and we receive payment for gold sold two working days after the gold leaves the mine site. The global gold market is competitive with numerous banks and refineries willing to buy gold on short notice. Therefore, we believe that the loss of our current customer would not materially delay or disrupt revenue.

20. SUPPLEMENTAL CASH FLOW INFORMATION
During the three months ended March 31, 2016, there was no payment of income taxes (three months ended March 31, 2015 - $0 million). The Company paid $1.2 million of interest during the three months ended March 31, 2016 (three months ended March 31, 2015 - $1.1 million).
Changes in working capital for the three months ended March 31, 2016 and 2015 are as follows:

	Three Months Ended March 31,
	2016	2015
Decrease in accounts receivable	$648	$1,215
Increase in inventories	(3,651)	(1,342)
Increase in prepaids and other	(1,066)	(1,277)
(Decrease)/increase in accounts payable and accrued liabilities	(2,683)	7,663
Decrease in current portion of other long term liabilities	(3,087)	—
Total changes in working capital	$(9,839)	$6,259
Other include the following components:

	Three Months Ended March 31,
	2016	2015
(Gain)/loss on fair value of 5% Convertible Debentures (see Note 4)	$(511)	$3,736
Gain on fair value of warrants (see Note 4)	—	—
(Gain)/loss on marketable securities	(16)	26
Accretion of other long term liabilities (see Note 10)	304	—
Accretion of rehabilitation provisions (see Note 8)	342	440
Amortization of financing fees	111	62
	$230	$4,264
21. SUBSEQUENT EVENTS
The following events occurred subsequent to the quarter ended March 31, 2016:

•	On April 1, 2016, the Company received a scheduled advance payment of $20.0 million pursuant to the streaming agreement with RGLD.

•	The Company repurchased $3.6 million principal amount of its 5% Convertible Debentures for $1.8 million that included interest payment of $0.1 million.

•	The Company entered into additional collar contracts on 8,000 ounces at gold prices of no less than $1,125 per ounce and up to $1,325 per ounce for months ranging from September to December 2016.

•
On April 28, 2016, the Company entered into an agreement with BMO Nesbitt Burns Inc. (the "Underwriter") under which the Underwriter has agreed to buy on a bought deal basis 22,750,000 common shares at a price of $0.66 per share for gross proceeds of approximately $15 million (the "Offering"). In addition, the Company has granted the Underwriter an option, exercisable at the offering price for 30 days following the closing of the Offering, to purchase up to an additional 3,412,500 common shares.

•
On May 4, 2016, the Company entered into an agreement with a significant current account creditor to settle $36.5 million of current liabilities. Under this agreement, the Company has agreed to pay $12 million by June 30, 2016 and defer the remaining $24.5 million until January 2018 after which, the outstanding balance will be repaid in equal installments for 24 months with interest of 7.5% that will accrue and be payable beginning in January 2017.